Henkel

A Brand like a Friend


10015215

SUPPL

Henkel AG & Co. KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

USA

Datum / Date 29.01.2010
Ihre Nachricht / Your message

Abteilung / Dept. FJ Law Group
Telefon / Phone +49 211 797 8959
Telefax / Fax +49 211 798 2463
E-Mail / E-mail thomas-gerd.kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel AG & Co.KGaA

Dear Sir or Madam,

Enclosed please find Henkel's ad hoc report "Key figures Q4/2009 and 1-12.2009 (preliminary)".

Yours faithfully,

Henkel AG & Co.KGaA

Kühn Nicolas

Encl.



A Brand like a Friend

Press Release
January 28, 2010

Henkel announces preliminary figures for fiscal 2009

Henkel with strong performance in fourth quarter

Düsseldorf – With its strong business performance in the fourth quarter of 2009 Henkel further continued the positive trend of the prior quarters. Main contributors to these good results were the Laundry & Home Care and Adhesive Technologies business sectors which both developed better than expected. Adjusted return on sales (EBIT) further increased in the fourth quarter to 12.4 percent. As a result, Henkel concluded the 2009 recession year better than anticipated and, with the following preliminary figures, clearly exceeded the analysts' earnings estimates as known to Henkel at the current time.

According to preliminary figures, Henkel generated sales in fiscal 2009 of around 13.57 billion euros. In organic terms, that is to say adjusted for foreign exchange and acquisitions/divestments, sales decreased by 3.5 percent compared to the prior-year level. Operating profit (EBIT) increased from 779 million euros to 1,080 million euros. Included in this figure are one-time gains/charges and restructuring charges of 284 million euros. Adjusted operating profit (EBIT) decreased from 1,460 million euros to 1,364 million euros. Earnings per preferred share (EPS) amounted to 1.40 euros. Adjusted earnings per preferred share declined from 2.19 euros to 1.91 euros.

At around 4.13 billion euros, sales of the Laundry & Home Care business sector were slightly below the prior-year level. Organic sales growth was 2.9 percent. Operating



profit (EBIT) was at 501 million euros. Adjusted operating profit (EBIT) increased considerably from 450 million euros to 530 million euros.

Having generated overall stable sales of around 3.01 billion euros and organic sales growth of 3.5 percent, the Cosmetics/Toiletries business sector generated operating profit (EBIT) of 387 million euros in fiscal 2009. Adjusted operating profit (EBIT) increased to 387 million euros from 379 million euros in the previous year.

The Adhesive Technologies business sector registered a decrease in sales in fiscal 2009 to some 6.22 billion euros. In organic terms, sales decreased by 10.2 percent. Operating profit (EBIT) was at 290 million euros. Adjusted operating profit (EBIT) decreased from 680 million euros to 506 million euros.

For fiscal 2010 Henkel is confident of again outperforming its relevant markets in terms of organic sales growth (i.e. after adjusting for foreign exchange and acquisitions/divestments). Henkel expects both adjusted* operating profit (EBIT) and adjusted* earnings per preferred share (EPS) to improve noticeably compared to the prior-year figures.

Henkel will be publishing precise figures on the fourth quarter performance and on fiscal 2009 in its Annual Report, which is due to be published on February 25, 2010.

*Adjusted for one-time gains/charges and restructuring charges

Henkel has been committed to making people's lives easier, better and more beautiful for more than 130 years. A Fortune Global 500 and Germany's most admired company according to a recent Fortune survey, Henkel offers strong brands and technologies in three areas of competence: Home Care, Personal Care and Adhesive Technologies. Each day, some 50,000 employees in 125 countries are dedicated to fulfilling Henkel's claim "A Brand like a Friend."

This information contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel AG & Co. KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate, etc. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel AG & Co. KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact

Lars Witteck
Tel. +49 211 797-2606
Fax +49 211 798-4040

Wulf Klüppelholz
Tel. +49 211 797-1875
Fax +49 211 798-4040

Henkel AG & Co. KGaA

Key figures Q4/2009 and 1-12/2009 (preliminary)

	Sales		EBIT		EBIT margin	
in million euros	Q4	1-12	Q4	1-12	Q4	1-12
Laundry & Home Care						
2009	1,023	4,129	138	501	13.5%	12.1%
2008	1,061	4,172	130	439	12.3%	10.5%
organic	2.5%	2.9%	-	-	-	-
2009 adjusted [1]	-	-	155	530	15.2%	12.8%
2008 adjusted [1]	-	-	134	450	12.6%	10.8%
Cosmetics/Toiletries						
2009	736	3,010	97	387	13.2%	12.9%
2008	759	3,016	95	376	12.5%	12.5%
organic	3.3%	3.5%	-	-	-	-
2009 adjusted [1]	-	-	99	387	13.5%	12.9%
2008 adjusted [1]	-	-	98	379	12.9%	12.6%
Adhesive Technologies						
2009	1,543	6,224	59	290	3.8%	4.7%
2008	1,660	6,700	147	658	8.9%	9.8%
organic	-0.7%	-10.2%	-	-	-	-
2009 adjusted [1]	-	-	166	506	10.8%	8.1%
2008 adjusted [1]	-	-	146	680	8.8%	10.1%
Henkel						
2009	3,345	13,573	293	1,080	8.3%	8.0%
2008	3,541	14,131	155	779	4.6%	5.5%
organic	0.6%	-3.5%	-	-	-	-
2009 adjusted [1]	-	-	414	1,364 [2]	12.4%	10.0%
2008 adjusted [1]	-	-	379	1,460	10.7%	10.3%

Henkel	Q4/2008	Q4/2009	Change	1-12/ 2008	1-12/ 2009	Change
Earnings per preferred share in euros	2.00	0.39	-80.5%	2.83	1.40	-50.5%
Adjusted EPS per preferred share in euros	0.57	0.64	12.3%	2.19	1.91	-12.8%

Changes on the basis of figures in thousand euros

pp = percentage points

[1] adjusted for one-time gains/charges and restructuring charges

[2] adjusted EBIT Q3/2009 increased by 22 million euros from 385 million euros to 407 million euros